November 25, 2008

VIA EDGAR

Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D. C. 20549

Re:         United Western Bancorp, Inc.
File No. 0-21231
Form 10-K for the period ended December 31, 2007
Forms 10-Q for the periods ended March 31 and June 30, 2008

Dear Mr. Vaughn:

We received your letter of October 23, 2008, which contained comments to the response we filed on September 25, 2008 to your comment letter of September 11, 2008.  We received your October 23, 2008 letter on November 7, 2008, which has resulted in the timing of our response.  We offer the responses documented below to your comments including drafts of our proposed revisions to future filings, which we have presented by revising the historical information that you reviewed, where applicable.

In our response we have included your comments herein in italics to facilitate your review of this letter.

Form 10-K

Financial Statements

General

1.
Please refer to the response to comment 1 and comment 6 to our letter dated September 11, 2008.  Please tell us and revise future filings to clarify how your presentation of an allowance for losses for held sale loans and your associated accounting policy comply with SFAS 65, which requires that loans held for sale be reported at the lower of cost or fair value.

Mr. Kevin Vaughn
Securities and Exchange Commission
November 25, 2008

Response:
In accordance with our allowance for credit losses policy, and as stated in our significant accounting policies, management establishes an allowance for credit losses on the majority of its loan portfolio including its held for sale loan portfolio.  The allowance for credit losses includes allowance allocations calculated in accordance with SFAS 5, “Accounting for Contingencies.”

Loans held for sale include originated SBA loans, multifamily loans and residential loans.  On average, the residential loans we own in our held for sale portfolio are approximately seven years seasoned, the multifamily loans are approximately four years seasoned on average, and the SBA loans are approximately one year seasoned on average. Further, the residential loans and the multifamily loans classified held for sale were acquired via purchase on the secondary market or through a mortgage broker.

SFAS 65 paragraph 1 states: “Mortgage banking activities primarily consist of two separate but interrelated activities: (a) the origination or acquisition of mortgage loans and the sale of the loans to permanent investors and (b) the subsequent long-term servicing of the loans. Mortgage loans are acquired for sale to permanent investors from a variety of sources, including applications received directly from borrowers (in-house originations), purchases from realtors and brokers, purchases from investors, and conversions of various forms of interim financing to permanent financing.”

The activities of the Company are not consistent with the definition of mortgage banking activities, as generally the Company has essentially been the permanent investor in the loans that it acquired.  The Company classified the majority of the loans that it purchased or acquired through a broker as held for sale, as the Company lacked the intent to hold the loans for the foreseeable future.  Under new management, as we have disclosed regularly in our quarterly and annual financial statements, we would sell these wholesale assets in appropriate market conditions to accelerate our transformation to a community bank.

We believe given the age of the loans in the loans held for sale that our inclusion of an allowance is a reasonable presentation.  We believe the inclusion of an allowance for credit losses determined under SFAS 5 complies with GAAP.  Management in its allowance for credit losses analysis has developed loss migration analyses that support the loss factors utilized to accrue losses under SFAS 5.  In addition, we also evaluate these loans to ensure further adjustments are recorded, as necessary, to achieve lower of cost or fair value.

We will revise our future filings to disclose the following:

Mr. Kevin Vaughn
Securities and Exchange Commission
November 25, 2008

Loans Held for Sale.  At December 31, 2007, loans held for sale included $280.6 million of wholesale residential loans, $39.8 million of multifamily loans, and $51.1 million of SBA originated loans.  At December 31, 2006, such balances were $386.6 million, $52.9 million, and $7.2 million, respectively.  Loans purchased or originated without the specific intent to hold to maturity are classified as held for sale.  The residential loans are approximately seven years seasoned, the multifamily loans are approximately four years seasoned and the SBA originated loans are approximately one year seasoned.  Historically we held these assets as core assets, currently we are holding these assets until markets return to rational levels or repayment.  Due to the seasoning of these loans, management has established an allowance for credit losses on certain of these loans in accordance with SFAS 5.  The allowance for credit losses methodology incorporates loss migration analyses that support the loss factors utilized to accrue losses for these loans.  Additionally, loans held for sale are evaluated to determine if there are impairments based on the lower of cost (net of discounts ore premiums) or fair value.  This evaluation is based on various loan classes.

Estimated fair market value is determined using market prices for similar loans, or forward commitments to sell loans or mortgage backed securities to permanent investors, or current market rates for loans of similar quality and type.  Net unrealized losses, if any, are recognized in a valuation allowance by charges to operations..

At December 31, 2007, the Company’s residential loans held for sale were impaired by $1,648,000 pursuant to SFAS 65.  Management applied $1,065,000 of the allowance for credit losses applicable to residential loans held for sale to offset this impairment and thus established a valuation allowance of $583,000 to reduce the carrying value to the lower of cost or fair value.  There was no valuation allowance required pursuant to SFAS 65 to reduce the carrying value of multifamily loans held for sale or SBA originated loans held for sale at December 31, 2007 and 2006.  There was no valuation allowance required pursuant to SFAS 65 to reduce the carrying value of residential loans held for sale at December 31, 2006.

SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,” requires discounts or premiums on loans held for sale be deferred until the related loan is sold.  The Company accretes discounts and amortizes premiums related to repayment of loan principal on its loans held for sale, which is included in interest income.

Statements of Cash Flows, page F-7

2.
Please refer to the response to comment 4 to our letter dated September 11, 2008.  We note that your capitalize mortgage servicing rights when loans are sold.  As set forth in our comment, the separation of servicing assets from loans at the time of sale represents a non-cash event which should not be presented in the statements of cash flows.  Please confirm to us, if true, that the amounts capitalized in the operating section of the statements of cash flows are immaterial for restatement purposes and that in future filings you will present the capitalization of mortgage servicing rights on sold loans as non-cash transactions.

Mr. Kevin Vaughn
Securities and Exchange Commission
November 25, 2008

Response:
The amounts capitalized in the operating section of the statements of cash flows are immaterial for restatement purposes and in future filings, we will present the capitalization of mortgage servicing rights on sold loans as non-cash transactions.

Form 10-Q for the period ended June 30, 2008

Financial Statements

Note 15. Fair Value of Financial Assets, page 25

3.
We note your response to comment 7 to our letter dated September 11, 2008 regarding fair value measurements.  Your response indicates that you believe that classification of your non-agency mortgage related securities as Level 2 in the SFAS 157 fair value hierarchy is appropriate since the market valuations were performed and priced by a service used by FHLB Topeka or by an independent third party.  We staff note that paragraph 22 of SFAS 157 indicates that the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety, and thus it is significant to the fair value measurement in its entirety, and thus it is unrelated to whether a third party is used to price the instrument.  Thus, classification is based upon the assumptions and inputs used by the party to value the instrument and whether they are based on market observable inputs, or unobservable inputs.  Please respond to the following:

•
Your response indicates that you believe Level 2 is appropriate for Alt-A securities, private label mortgage backed securities and CRA bonds as securities pricing is from an independent third party.  Please tell us how you concluded that there was not a significant input into the valuation methodology that was based on unobservable date.

Response:
Management believes Level 2 is appropriate for private label mortgage backed securities and the CRA bonds – which is comprised of three pass through mortgage backed securities issued through the state housing authority, because the evaluations are based on observable market data.  The models utilized by a third party pricing service, vary by asset class and incorporate available trade, bid and other market information and for structured securities, cash flow and when available loan performance data.  This pricing service recognizes that many securities do not trade on a daily basis, and thus applies available information as applicable utilizing as necessary benchmarking curves, benchmarking of like securities, sector groupings, and matrix pricing.  The pricing service also utilizes Option Adjusted Spread model to assess interest rate impact and to develop prepayment scenarios.  The observable market inputs utilized include, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publication.  The pricing service also monitors observable market indicators, industry and economic events.  Management believes Level 2 is appropriate for Alt-A securities because in addition to the aforementioned factors a review is performed of the collateral performance including prepayment, severity, delinquencies, step down features, and over collateralization features among other collateral performance indicators when relevant for the security’s evaluation, which are observable market inputs.

Mr. Kevin Vaughn
Securities and Exchange Commission
November 25, 2008

•
Please contrast your conclusion that the majority of your non-agency securities should remain as Level 2 with your conclusion on non-agency securities collateralized by payment option adjustable rate mortgages which you believe are Level 3 valuations due to the discount rate utilized, delinquency expectations, loss severities, etc.  In this regard, please tell us how you concluded that these similar inputs/assumptions were not based on unobservable inputs for your other non-agency mortgage backed securities and CRA bonds.

Response:
The majority of the non-agency securities are appropriately classified as Level 2 assets due to the factors set forth above in response to bullet one.  We believe the non-agency securities collateralized by payment option adjustable rate mortgages are Level 3 valuations because a separate third party is engaged to assist in the valuations of those assets.  That third party considers unobservable market inputs from management related to the discount rate applied and selection within a range of delinquency expectations to determine the fair value.  We believe that the discount rates selected and the delinquency expectations are reasonable, but we do not believe such information is observable to other market participants.

•
Please ensure your proposed disclosure does not imply that the classification in the fair value hierarchy is based upon whether the value is determined based on a third party.  Instead, please provide disclosure discussing the techniques used, the date used for the inputs/assumptions, and whether the inputs/assumptions are based on unobservable inputs, and how this information drove the classification in the fair value hierarchy.

Response:
Prospectively we will modify our disclosure to clarify the classification in the fair value hierarchy is based upon management’s conclusions as to the types of inputs used.  We will add disclosure related to the techniques used, the date used and whether the inputs are based on observable or unobservable inputs.

Mr. Kevin Vaughn
Securities and Exchange Commission
November 25, 2008

•
The portion of your response regarding the validation procedures you perform on prices received from third parties indicates that you perform the procedures on option ARMs and other securities in which you have two ratings below investment grade or one rating below BB.  Please tell us why you do not believe it is necessary to perform any of these validation procedures on the rest of your portfolio as the majority of your portfolio would not seem to meet the criteria you describe.

Response:
We believe the pricing received from the pricing service, which is based on observable market data is sufficient for the majority of the securities portfolio.  We conclude this is adequate based upon the review we perform including comparison to pricing we observe for other securities, and that such prices are determined based on observable market inputs.  Also based on the research we have access to in the marketplace we believe taken together this is sufficient to determine the fair value of such securities.  Through September 30, 2008, we believe the segregation of our portfolio of securities with underlying option ARM collateral and two ratings below investment grade or one rating below BB is an appropriate inflection point from which to review securities further for appropriate fair value determination.  Accordingly, the validation procedures management performs includes securities where in management’s judgment unobservable inputs are required to determine the requisite fair value.

•
Please clarify what is included in Level 3 available for sale securities in the proposed disclosure that was included in your response.  In this regard, it appears from your response that you believe all non-agency securities collateralized by payment option adjustable rate mortgages are Level 3 measurements, which per your response have a fair value of $47.4 million as of June 30, 2008.  However your proposed new FV hierarchy disclosure shows Level 3 available for sale securities of $20.8 million.  Please clarify this apparent inconsistency.

Response:
Included in Level 3 available for sale securities in the proposed disclosure were the non-agency securities collateralized by payment option adjustable rate mortgages.  These securities had an amortized cost of $47.4 million as of June 30, 2008.  These securities have a fair value of $20.8 million.

•
To increase the transparency of your disclosure about the nature of your mortgage-backed securities and collateralized mortgage obligations, please discuss in future filings the nature of the collateral underlying these securities, as you do in your response.  Please also consider adding other information about your portfolio, such as expanded information about credit ratings or vintage information.

Mr. Kevin Vaughn
Securities and Exchange Commission
November 25, 2008

Response:
In future filings we will make additional disclosure about the nature of the mortgage-backed securities and collateralized mortgage obligations, including  and vintage.  In our September 30, 2008 filing, we added additional disclosure in the management discussion and analysis section related to the credit rating.  This discussion will be added to the footnote disclosure.

•
We note that you have collateralized mortgage obligations (CMOs) included in both your available for sale and your held to maturity portfolios.  We also note that the fair values of your held to maturity CMOs have declined more significantly than the fair values of your available for sale CMOs.  Please tell us whether the mortgages collateralizing these two categories are similar and tell us whether the methodologies used to price both categories of CMOs are the same.

Collateralized mortgage obligations were as follows for the dates indicated:

	Collateralized Mortgage Obligations
	(dollars in thousands)

	Available for Sale
	Amortized Cost	Fair Value	Change	Percentage
December 31, 2007	$40,601	$40,732	$131	0.3%
March 31, 2008	38,433	37,494	(939)	-2.4%
June 30, 2008	35,735	35,096	(639)	-1.8%

	Held to Maturity
	Amortized Cost	Fair Value	Change	Percentage
December 31, 2007	$323,316	$320,172	$(3,144)	-1.0%
March 31, 2008	311,834	292,163	(19,671)	-6.3%
June 30, 2008	297,818	269,325	(28,493)	-9.6%

As shown in the table, the CMOs in the held to maturity portfolio have declined to a greater extent than the CMOs in the available for sale portfolio.  The methodologies used to determine the fair value of both categories of CMOs are the same, and all fair values were determined as described in other responses for all periods by our primary third party vendor for securities pricing.  The CMOs in the available for sale portfolio and the CMOs in the held to maturity portfolio have similar collateral, there is no option ARM collateral in these categories and there is comparable amounts of Alt-A collateral in both CMOs available for sale and held to maturity.

Mr. Kevin Vaughn
Securities and Exchange Commission
November 25, 2008

*****

In connection with our response to your letter of October 23, 2008, we confirm the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions, please contact me at 720-956-6598 or email at bsnider@uwbank.com.

Sincerely,

UNITED WESTERN BANCORP, INC.

/s/ William D. Snider

William D. Snider
Chief Financial Officer